Filed by Equitrans Midstream Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Equitrans Midstream Corporation

Commission File No. 001-38629

Date: March 11, 2024

The following transcript is being filed in connection with the proposed transaction between Equitrans Midstream Corporation and EQT Corporation, pursuant to that certain Agreement and Plan of Merger, dated as of March 10, 2024, by and among EQT Corporation, Humpty Merger Sub Inc., Humpty Merger Sub LLC and Equitrans Midstream Corporation.

TRANSCRIPT

03 - 11 - 2024

EQT Corporation

Transformative Acquisition of Equitrans Midstream

EQT Corporation

Transformative Acquisition of Equitrans Midstream

CORPORATE SPEAKERS:

Cameron Horwitz

EQT Corporation; Managing Director of Investor Relations and Strategy

Toby Rice

EQT Corporation; President and Chief Executive Officer

Jeremy Knop

EQT Corporation; Chief Financial Officer

Tom Karam

Equitrans Midstream; Executive Chairman

Diana Charletta

Equitrans Midstream; President and Chief Executive Officer

PARTICIPANTS:

Doug Leggate

Bank of America; Analyst

Arun Jayaram

JP Morgan; Analyst

David Deckelbaum

TD Cowen; Analyst

Sam Margolin

Wolfe Research; Analyst

Bert Donnes

Truist Securities; Analyst

John Mackay

Goldman Sachs; Analyst

Roger Read

Wells Fargo; Analyst

Noel Parks

Tuohy Brothers; Analyst

EQT Corporation

Transformative Acquisition of Equitrans Midstream

PRESENTATION:

Operator

Good morning. My name is Krista, and I’ll be your conference operator today. At this time, I would like to welcome everyone to the EQT Corporation Acquisition of Equitrans Midstream Conference Call. (Operator Instructions)

I would now like to turn the conference over to Cameron Horwitz, Managing Director of Investor Relations and Strategy. Cameron, you may begin your conference.

Cameron Horwitz
Good morning, and thank you for joining today’s call to discuss our highly-strategic and transformative acquisition of Equitrans Midstream.

With me today are Toby Rice, President and Chief Executive Officer of EQT; Jeremy Knop, Chief Financial Officer of EQT; Diana Charletta, President and CEO of Equitrans Midstream; and Tom Karam, Executive Chairman of Equitrans Midstream.

In a moment, Toby, Jeremy and Tom will present their prepared remarks with a question and answer session to follow. An updated investor presentation outlining the acquisition has been posted to the Investor Relations portion of our website, and we will reference certain slides during today’s discussion. A replay of today’s call will be available on our website beginning this evening.

I’d like to remind you that today’s call may contain forwarding looking statements. Actual results and future events could materially differ from these forward-looking statements because of factors described in today's release, in our investor presentation, the risk factor section of our Form 10-K, and in subsequent filings we make with the SEC. We do not undertake any duty to update forward-looking statements.

Today’s call also contains certain non-GAAP financial measures. Please refer to our most recent press release and investor presentation for important disclosures regarding such measures, including reconciliations to the most comparable GAAP financial measures.

Lastly, please note that in connection with the acquisition, EQT intends to file with the SEC a registration statement, which will include a joint proxy statement of EQT and Equitrans Midstream and will contain important information regarding the acquisition.

With that, I’ll turn the call over to Toby.

EQT Corporation

Transformative Acquisition of Equitrans Midstream

Toby Rice

Thanks, Cam, and thank you all for joining our call this morning.

Earlier this morning, we announced our agreement to acquire Equitrans Midstream, which represents a once in a lifetime opportunity to transform EQT into America’s first fully-integrated, large-scale natural gas business. As we enter the global era of natural gas, we believe it is imperative for U.S. natural gas companies to evolve their business models to compete on the global stage against large, fully-integrated rivals.

Our peer-leading cost structure will unlock unrivaled free cash flow durability in the downcycle while facilitating unmatched price upside due to the limited need to hedge in the upcycle, ultimately providing investors with the best risk-adjusted exposure to natural gas prices.

When reflecting back on our upstream acquisition activities since taking over EQT, you'll notice a common theme. Each acquisition we’ve done included Midstream ownership, which was by design as we recognized early on the strategic value associated with owning integrated Midstream infrastructures.

Pro forma for Equitrans, approximately 90% of our operator production will flow through EQT-owned Midstream assets, creating unrivaled margin enhancement relative to the rest of the industry. This vertical integration positions EQT as the lowest-cost natural gas producer in the United States with a pro forma long-term corporate free cash flow breakeven price of less than $2 per million BTU. This, in turn, transforms the quality of our already superior inventory depth as we will have three times the number of extremely low-cost drilling locations relative to our closest peers.

As we outlined on our last earnings call, we see a low cost structure as the only competitive advantage one can have in a commodity-driven business, which is why it has been our north star guiding our strategic decision making over the past several years.

To put things into perspective, pro forma for the transaction, our long-term free cash flow breakeven price will be approximately $0.75 per Mmbtu, below the peer average, and roughly $1.50 Mmbtu below marginal producers in the Haynesville. Said another way, at a price that enables marginal producers to simply breakeven, we project EQT will generate $1.50 per Mmbtu free cash flow margin, which means EQT should produce nearly $3 billion of free cash flow before Haynesville assets begin generating their first dollar.

Further, our low cost structure will largely eliminate the need to hedge long-term, which results in more upside for shareholders as compared to high-cost business models that are required to either programmatically hedge significant volumes or let production decline to protect free cash flow and survive in downcycle environments.

This exemplifies how the acquisition of Equitrans uniquely positions EQT to both capture upside price asymmetry while simultaneously providing a structural hedge against downside price environments like we are in today. In a volatile global gas market, we believe this business model will be increasingly coveted by investors.

EQT Corporation

Transformative Acquisition of Equitrans Midstream

Taking a closer look at the combined business, the industrial logic is clear as the pro forma midstream footprint of EQT will encompass approximately 2,000 miles of gathering lines, nearly 500 miles of water pipelines, and almost 1,000 miles of transmission lines underpinning our 1.9 million net acres in Appalachia.

From a financial perspective, pro forma 2025 adjusted EBITDA is forecasted at roughly $5.5 billion, growing to more than $6.5 million in 2029 at recent strip pricing, with roughly 30% of this cash flow coming from midstream assets. Pro forma free cash flow is forecasted at approximately $2.5 billion in 2025, growing to more than $4 billion by 2029 at recent strip pricing.

Our diligence has identified approximately $250 million of near term, high confidence annual synergies comprised of a combination of organizational efficiency, production optimization and operating cost savings. We’ve also identified an additional $175 million of upside potential associated with pressure optimization, water network integration and capacity expansions. So, in total, we see a pathway to more than $400 million of per annum synergies over time.

We are highly confident in achieving synergies from this transaction, given the direct knowledge we have of Equitrans’ operations and the extensive overlap across our core operating areas. Recall, a significant portion of Equitrans’ gathering systems are legacy Rice Midstream assets, which were built and operated under the leadership of Rob Wingo and Justin Trudell, who currently run EQT’s midstream operations. Rob, Justin and their team know these assets, which along with our track record of highly efficient integration gives me exceptionally high conviction in our ability to achieve these synergies.

In closing, we believe Equitrans is the most strategic transaction that EQT has ever pursued, and we see this as a once in a lifetime opportunity to vertically integrate one of the highest quality natural gas resources bases anywhere in the world. Our direct knowledge of these assets and track record of efficiently integrating $9 billion of acquisitions since taking over EQT gives me tremendous confidence in our ability to seamlessly combine these businesses and maximize value for both EQT and Equitrans’ shareholders.

I’ll now turn the call over to Tom.

Tom Karam

Thanks, Toby, and good morning, everyone. It’s great to be with you to discuss the combination of Equitrans and EQT. I’m very proud of the progress Equitrans has made since becoming a standalone public company in 2018. Since then, the energy sector, and specifically, the natural gas market has changed considerably.

EQT Corporation

Transformative Acquisition of Equitrans Midstream

Six years ago, Appalachian Basin production growth was high single digits or higher and new infrastructure was constantly required to transport that growth. And it was assumed it could be built. Natural gas production and demand domestically has consistently grown year over year, including in Appalachia. Today, that paradigm has changed.

As we noted in February, E-Train’s Board of Directors, with the support of external advisors had been engaged in a robust process with third parties interested in our company. After evaluating a number of compelling opportunities, it became clear that a combination with EQT is the best path forward for our shareholders, employees and stakeholders. This transaction delivers full and fair value to E-Train’s shareholders and provides the opportunity to participate in the future value growth, as Toby just described, as EQT executes on its strategy.

The operational efficiencies that will be realizable through this transaction raised the floor substantially on stable cash flow production while also enhancing the upside on free cash flow opportunity.

The new EQT is a leader in cost efficiencies and upstream processes. And our gathering infrastructure was largely built to serve EQT. This is simply a natural combination capitalized on this paradigm for the future of natural gas. The result of this combination will facilitate lower cost production and transportation of clean natural gas, ultimately benefitting American consumers and promoting American energy security.

The clear strategy of EQT to be a leader in natural gas production for the world is significantly advanced by this transaction. The business model moving forward will be EQT as an innovator continually evolving to improve energy production and transportation. It is clear that the domestic and global demand for natural gas will continue to grow and our combination with EQT is well positioned to be a low-cost provider of it.

This is an exciting new chapter for both companies. And I would like to thank the entire E-Train team for their tremendous effort, professionalism and dedication over the past five and a half years.

With that said, I will now turn the call over to Jeremy.

Jeremy Knop

Thanks, Tom. As I mentioned on our fourth quarter earnings call, we see the natural gas macro landscape is one characterized by unpredictable volatility for the foreseeable future with an increasingly fat tail distribution of outcomes. Amid this backdrop, we have been making strategic decisions and capital investments underpinned by our view that the only way to truly thrive in this world is to be at the low end of the cost curves. I also highlighted how the infrastructure projects we are investing in at EQT symbiotically work to enhance our upstream assets and facilitate risk adjusted compounding of shareholder capital. The acquisition of Equitrans unequivocally aligns with these principles for creating value in a volatile, cyclical commodity business and facilitate a seismic shift down the cost curve.

EQT Corporation

Transformative Acquisition of Equitrans Midstream

To further illustrate the impact of Equitrans has on our cash generation profile, we show free cash flow conversion ratios across a peer group and our updated investor deck. Free cash flow conversion measures how much of a company's EBITDA is converted to free cash flow, or intrinsic value. EQT was already at the high end of the peer group in terms of free cash flow conversion with high-cost Haynesville producers at the low end. But this transaction catapults EQT into a league of its own in terms of business quality, and intrinsic worth, and aligns us with a new peer group of major integrated businesses.

While the market already provides premium valuations for higher free cash flow conversion businesses, we expect to see further premium accrue as this combination is truly a one plus one equals three deal across the industry leading asset base.

Turning to the deal structure. Consideration is all-stock with EQT shareholders owning approximately 74% of the pro forma company and Equitrans shareholders owning 26%. We are excited to broaden our shareholder base to investors that covet the durability of critical infrastructure assets, while also providing the best upside exposure to the structural growth we see in natural gas demand for decades to come.

Looking at the balance sheet. We've spent significant time evaluating the deleveraging plan with all three credit rating agencies to ensure maintenance of investment grade ratings. This deleveraging plan includes a combination of organic free cash flow generation, and a near term target of $3.5 billion of assets sales, including selected regulated assets of Equitrans, providing significant coverage and optionality to achieve debt retirement goals. This leverage reduction plan should put the combined company on a glide path to absolute pro forma debt of roughly $7.5 billion, which equates to 2x adjusted EBITDA or approximately 6x unlevered free cash flow at $2.75 natural gas prices. Ensuring EQT maintains a bulletproof balance sheet through all parts of the commodity cycle.

Note, at $2.75 gas prices, most of our natural gas peers do not generate any free cash flow in maintenance mode without hedges, underscoring the resiliency of EQTs low-cost business model and balance sheet strength despite the higher absolute debt levels.

I also want to note our discussions with the credit rating agencies have been highly constructive, and we expect them to evaluate the pro forma of business on a hybrid upstream and midstream rating structure, with appreciation for the merits of the higher multiple integrated business model and improved cash flow durability.

EQT Corporation

Transformative Acquisition of Equitrans Midstream

Additionally, with the acquisition of Equitrans, we will be eliminating significant minimum volume commitments associated with gathering and water contract and our MVP capacity that an aggregate represent a current off balance sheet liability of greater than $11 billion. While not labeled as debt today, the elimination of these liabilities materially enhances EQT's creditworthiness and operational flexibility, important characteristics in this volatile world we find ourselves in.

As it relates to capital allocation moving forward, we will remain laser focused on debt reduction until we complete our deleveraging plan. As we achieve our debt target, lower interest expense, capture synergies, we plan to reap the benefits of our unrivaled cost structure, which will take the form of continued growth of our base dividend and counter-cyclical share repurchases.

We also expect our integrated teams working in alignment will uncover an extensive opportunity set of additional high return midstream growth investments, similar to the ones that are part of our 2024 budget.

To wrap up our prepared remarks throughout the process of working on the acquisition of Equitrans, I was constantly reminded of one of my favorite Charlie Munger quotes, which says, “Forget what you know about buying fair businesses at wonderful prices, instead buy wonderful businesses at fair prices.” The majority of M&A we've seen in the upstream sector over the past several years has been characterized by companies chasing lower multiple, lower quality assets in an effort to engineer financial accretion at the expense of asset quality and long-term value. In essence, buying fair businesses at what on the surface appear to be wonderful prices.

At EQT, we've always taken the Charlie Munger approach to M&A. And this acquisition is no different, as Equitrans structurally improves the inherent quality of our business and places EQT firmly at the low end of the dry gas cost curve, creating a truly wonderful business. This acquisition will also serve to draw sharp contrast between EQT's high quality, durable business model and the high-cost business models of non-integrated gas peers who will find themselves struggling to compete on the global stage amid increasing volatility. We believe this combination creates a must own energy stock that will increasingly be viewed and valued by investors as a major integrated business with unrivaled asset quality and cash flow durability.

I'll now turn the call back over to Toby for some concluding remarks.

Toby Rice

Thanks, Jeremy. In closing, I want to highlight that this deal would not have been possible without the efforts of our Qrew throughout the past four years, they have enabled us to enter this transaction in a position of strength, and I want to thank them for all their hard work to date. I also want to thank the ETRN team, you've been an important part of our success to date as well. In your relentless efforts to safely and responsibly construct critical energy infrastructure has not only enabled the success of your stakeholders, you've enabled the success of America. Thank you for your efforts, and we look forward to welcoming you to our Qrew.

EQT Corporation

Transformative Acquisition of Equitrans Midstream

With that, I'd like to open the call up for questions.

Operator

(Operator Instructions) Your first question comes from the line of Doug Leggate from Bank of America. Please go ahead.

Doug Leggate

Hey, good morning, guys. Thanks for the early update this morning. And congrats on getting a very logical deal done.

Two quick questions, please. You've mentioned that $250 million initial synergies go into full $425. What was the delta? And what's the timeline to achieve that? And my follow up is on the $3.5 billion of asset sales. I wonder if you could offer some color around the nature of what those might be. I'm thinking specifically is MVP part of that? And what is the upside risk to that number? Thanks.

Toby Rice

Hey Doug, I'll take your first question. Good morning. So, on the additional upside synergies, those are largely driven by system optimization, what we're talking about there specifically, is adding compression, that will lower system pressures enhance the productivity of our wells, and that extra volumes would mitigate some of the CapEx spend on the drilling and completion front.

Also, we've got some interconnect and expansive projects in there, those from a timing perspective, those interconnect, any of those projects will take a little bit longer to get done. But we're going to start working on these, as soon as this deal closes and hope to have meaningful progress on expectations within 12 to 18 months and be able to start delivering some of these.

Doug Leggate

And maybe before you go to the second question is a quick follow up on that, Toby, that the lower pressure you talked about? Presumably that means less capital, fewer wells needed to sales, lower decline rate? Can you just talk a little bit of color on some of that?

Toby Rice

Yes, it's pretty simple. Investing in compression infrastructure will lower the gathering system pressures, and these gathering system pressures are active -- are actually pushing back on our wells. And so, our wells will be able to produce at higher rates, when they are operating in a lower compression system.

EQT Corporation

Transformative Acquisition of Equitrans Midstream

So that delta of volumes that we will see as a result of enhanced compression will allow us to minimize the amount of drilling in CapEx, the drilling and completion CapEx because we'll need fewer activity to maintain production volumes. It's really that simple, but we’ll spend more money on compression and less money on drilling activity.

Doug Leggate
That makes sense. Thank you. And lastly, on the on the disposals, excuse me.

Jeremy Knop
Yes. Hey, Doug. It's Jeremy. So, on asset sales, you'll see what we put out publicly is focused on some of the regulated assets, it’s Equitrans MVP certainly could be part of that, it’s a very logical divestment candidate, one of the highest quality pipelines in the country with brand new 20-year contract. So that that is certainly something that is on the table.

And then I think it is -- has already -- has been leaked out there. We do have that ongoing sale for our non-op assets that I would say that is going very, very well. And we hope to update investors on that in the near term.

Doug Leggate
Great stuff. Thanks very much, guys. Congrats again.

Toby Rice
Thanks, Doug.

Operator
Your next question comes from the line of Arun Jayaram from JP Morgan. Please go ahead.

Arun Jayaram
Yes. Good morning, gentlemen. Toby, Jeremy, I was wondering if you could give us some thoughts on more specifics around kind of the vertical integration, and kind of the benefits to EQT. And secondly, maybe just the path to the $2 or lower, breakeven price cost structure.

Toby Rice
Yes, Arun, it's pretty straightforward. And I think it's really well illustrated on the slides that we put out, aligning with Equitrans and allow us to continue our mission and deliver cheaper, more reliable, cleaner energy for the future.

I think the cheaper part is really shown on Slide 5, I mean this is going to be a material step change in our cost structure coming down and allow us to produce more affordable energy to our customers.

EQT Corporation

Transformative Acquisition of Equitrans Midstream

On the reliability front, having a lower cost structure is going to transform and completely high grade and deepen our already pure leading inventory. That's illustrated on Slide 6. So, we'll be able to produce, pretty healthy margins for decades with a high graded inventory.

And then on the clean energy aspect, I think this one's really interesting, creating America's first large scale, fully integrated, natural gas company is going to give us the scale to be able to continue to deliver cleaner energy into markets, whether that's domestically replacing coal meeting growing -- growing energy demand, domestically or internationally and servicing, the burgeoning LNG market that we have. So, this really advances us on all key fronts.

And as far as the glide path to the cost structure, getting down to that long term target, we will see material step change down in our cost structure day one, and then that will continue to improve as we capture synergies, hopefully having meaningful progress 12 to 18 months within closing. And then from that point forward, as we continue to deleverage, we'll be able to reduce the cost structure further. So that's generally how we're thinking about the glide path down to that sub-$2 breakeven cost structure.

(Multiple Speakers)

Arun Jayaram
I’ll just hop in. Go ahead, Jeremy.

Jeremy Knop
Yes, of course. Hey, one thing I wanted to add to so, I'd say is we've looked back and really thought about, like lessons learned in the last couple years, one thing that really stood out to us is we went through this really low-price period during COVID, followed by high prices afterward. And we and several of our peers lived through periods of really high hedged losses. I think one thing that occurred to us at the time was is sort of the reflexive nature of hedging, and how you really position yourself to actually capture high prices.

And I think the standard convention is that the higher price you have, like higher operating costs business you have, the more upside you have the prices. I think what we learned was, in reality, that really isn't the case. And certainly, going into an era of high volatility, the best way to capture that is actually just have a really resilient, low-cost business model that you don't really have to hedge. And as we've talked about publicly, we see that price upside really being so asymmetric that we want to be in a position where we don't really have to, and being -- having a high-cost business model inherently forces you to hedge, and we just think in the world you're going into, that's really the opposite of how your business should be setup.

So, what we're really trying to do in position here, I know at a high level, it's easy to look at this and say, “Well, look, you guys are focused on downside protection and durability of your business.” And that is certainly true. But I think that that the sort of second order impact of that, and I think it's critical to recognize that we're really trying to sort of uncork here is really that upside, and we think this structurally does that in a really differentiated way.

EQT Corporation

Transformative Acquisition of Equitrans Midstream

Arun Jayaram
Great. Maybe just a follow up, I don't know, Toby, if you could maybe just discuss maybe the regulatory climate of getting a deal like this approved. Obviously, your last transaction did get through a decent level of FTC scrutiny. So I was wondering if you could comment on that.

Toby Rice
Sure, I mean, we're not going to speculate on what the process ultimately will be. But I will say we are looking forward to discussing with regulators, especially in this environment, where people are talking about energy, it's a political issue. This is a great opportunity for us to communicate how this transaction is going to make the energy we produce more affordable, more reliable, and cleaner, which is something that everyone in this world desires.

So, it'll be a great opportunity for us to continue to talk about the benefits of this transaction and why this is great, not only for our companies, but for the Appalachian region, and also for our country.

Arun Jayaram
Great, thanks.

Operator
Your next question comes from the line of David Deckelbaum from TD Cowen. Please go ahead.

David Deckelbaum
Thanks for taking my questions, Toby. And congrats on the deal.

Toby Rice
Thank you.

David Deckelbaum
I was just curious if you could give any color, as you think about long term planning here, this has opened up the portfolio to more upstream consolidation on upstream side, on things that wouldn't be touching or that aren't touching the midstream assets right now that perhaps you wouldn't have had an opportunity to consolidate accretively before.

Toby Rice
Well, I think the industrial logic that we have with this deal, I mean these assets are largely contained with our current operational footprint. So, I wouldn't say that this particularly opens up newer opportunities because there's such strong industrial logic to begin with.

EQT Corporation

Transformative Acquisition of Equitrans Midstream

Going forward, I think we've laid a pretty consistent track record of looking at deals that will move us closer to our north star, which is lowering our cost structure. Because we believe that that's the key to unleash meaningful upside and exposure to a pretty compelling natural gas macro in front of us.

David Deckelbaum
Appreciate that. And then I guess, just to -- it sounds like on just the near term deleveraging targets post close, how do you square that I guess with the return on capital program unless I missed it, is there it -- should we just assume that you support the base dividend at this point but then excess free cash goes towards deleveraging?

Jeremy Knop
Yes, that's a good, simple way to think about it. And look, I think with our deleveraging plan, the guidance we've gotten from the rating agencies has been post-closing, you typically have 12 to 18 months to complete that plan. And we think with what we have on the table today, and what we've outlined, I mean, we have really more than two times the sort of number of sale candidates available.

So, we think that path to deleveraging is very low risk, and very high confidence that we can execute on in pretty short order. But really, we're looking at kind of mid-year in 2025 is that timeframe to get to that target debt level.

David Deckelbaum
Thanks for the color, guys.

Operator
Your next question comes from the line of Sam Margolin from Wolfe Research. Please go ahead.

Sam Margolin
Hey, good morning, everybody. Thanks so much.

So, it's a question on the vertical integration topic, and maybe just a follow up. And it sort of in the context of, the gas market going global, out of the U.S., as you guys pointed out. I mean, when that happened, right, a producer's paying another layer of fees for liquefaction and shipping. And so, I mean, as part of this year, that to the extent that you have a global orientation or an international orientation commercially, it's just not tenable to pay a whole stack of fees in the Lower 48. And then another stack of fees to get into global markets, either directly or synthetically. In other words, you just can't pay like, $3 or $4 per Mcf for gathering and transportation through the cycle?

EQT Corporation

Transformative Acquisition of Equitrans Midstream

Toby Rice
Yes, I think that's a great question. I think, for us stepping back, big picture strategy for us is the is to find markets and then be the low-cost energy provider of those markets. I'd say right now the focus is to continue to serve as the best service the markets that we're supplying right now. And as we progress towards getting some more exposure to the international markets, we believe that our asset base today is going to position EQT to be the low-cost energy provider of international markets. But that's something that we're always evaluating the best path to do it.

But right now, the focus is just continuing to lower the cost to the markets we already serve.

(Multiple Speakers)

Jeremy Knop
(Multiple speakers), I think your question is spot on. I think your question is spot on for what it's worth. And look, I think one of the things we've observed is we've been one of the first companies to reach sort of this level of material scale we're at, is that even if you have a very clean balance sheet, a very high cost structure, which frankly can potentially get even higher with some of these LNG contracts, high cost structure paired with scale, can be a pretty risky combination, if not managed properly.

And what I mean by that is, if you have -- a look in a volatile world, you see gas prices like they are today. And you have a cost structure much more $3 and significant production, your level of cash flow outspend at even a mid or certainly low $2 level, in a volatile world can really upend your business very quickly, makes it very difficult to make long term contractual commitments. And frankly, I think it's why the entire rest of the world, in energy companies are organized in a vertically integrated way because it reduces that volatility.

And, look, as we've contemplated this deal for some time now, as we watched the market become increasingly globalized, whether you have an LNG contract or not, you're going to be exposed to that volatility. And so, unless you have your business sculpted in a way that's prepared to compete on that stage, in our view, it will frankly just end poorly in time through those periods of volatility.

So, what we're trying to do here is position ourselves not only for really being able to compete and thrive on that global stage, but even for companies that aren't trying to get directly involved in LNG, you're still going to be subjected to the volatility and the impacts that that globalization of gas has on the U.S. market.

So, either way, it's critical. But I mean, look, as Toby said, cost structure is our north star, and this is just our grip, really the ultimate manifestation of our way of capturing that.

EQT Corporation

Transformative Acquisition of Equitrans Midstream

Sam Margolin
Well thanks for that. And maybe just a follow up, maybe it's an opportune time to talk about your views about what's happening -- what's going to happen to the gas market at the end of MVP, because that's been a topic of controversy and conversation. I mean, how do you -- how are you guys thinking at this point about that MVP terminus, and how you're positioned and whether you need, more infrastructure or more vertical integration from that point? Thanks.

Toby Rice
Yes, I think one thing that that will change. I mean, when you look at historically, at the southeastern market, there's been some periods of time that look very similar to energy prices that you see in Boston, Massachusetts. I mean, we've seen periods of time where Charlotte, Charlotte is paying north of $20 for their energy prices. It's not because energy prices cannot be affordable. It's because they did not have enough pipeline infrastructure, MVP is going to help solve that.

Another interesting dynamic that we are seeing in that market is just the growth in power gen. And we highlighted this on our last call, how domestic power generation is going to be a really exciting market that's specifically taking place in the southeastern market that MVP serves. And then thrown on top of that, the power demand from AI, which MVP is servicing Data Center Alley, and it's going to create even more opportunity.

So, I think, again, MVP is an incredibly important piece of infrastructure. And we are glad to see that leaders in D.C. have recognized this and have passed laws to make sure this pipeline gets done, because it is critically important for the energy security of that region and the U.S.

Sam Margolin
All right, thanks so much. Have a great day.

Operator
Your next question comes from the line of Bert Donnes from Truist Securities. Please go ahead.

Bert Donnes
Hey, good morning guys. I just wanted to maybe discuss your ability or your desire to change the corporate strategy to appeal to midstream holders. Is this transaction kind of a change in the way the Company wants to present itself? Or should we look at it more as “Hey, we're still, core E&P investors are focused, but now we're just kind of a lower cost bigger and better structure going forward.”

Toby Rice
Yes, I mean, here's some -- here's some attributes that we're really focused on every day at EQT that I think are extremely attractive to mystery investors. And it comes down to cash flow durability, it's been able to produce sustainable free cash flow. And the key to making that happen is a lower cost structure.

EQT Corporation

Transformative Acquisition of Equitrans Midstream

Now, I think the alignment that we will have between the upstream and midstream is going to drive operational efficiencies between the two organizations, that's going to lead to lower costs, greater free cash flow generation, which I think, again, is going to be an attribute that's going to be, very well received from both investor bases.

(Multiple Speakers)

Jeremy Knop
One data point that you might find interesting, we've actually had some even inbounds over really I’ll call it recent history from traditional midstream investors who I think are trying to branch out and see EQT and our business model, and what we're doing is actually something that potentially fits their strategies. And so I think, really, this combination sets us up in a position where we can really capture and probably retain a lot of those traditional midstream shareholders. It's not the world we were in 5 or 10 years ago, we're the shareholder groups are so bifurcated.

And then look, I'd point out, I think a lot of our top shareholders to the way they think about shareholding, you've seen so much capital flow back into major oil companies really gravitating back towards that integrated model. And I know a number of our top shareholders, that what they find most interesting in today's world is that that style of coming company that structure, and they've added EQT is a complement to those holdings in the portfolio to make it a gassier weighted portfolio. And so really, I think what we're trying to do in, a longer period of time to sort of emulate that model, which, again, on a global stage is really the way that the rest of the entire global energy industry is structured.

So, I think it really opens us up for a much broader shareholder base than what we have today. And what we've already seen, I think, is only going to be supercharged by that.

Bert Donnes
That's great color on that. And then the next one is, did this deal kind of impact your thinking around your refund curtailment at, in the announcement, you kind of implied that, hey, we'll reassess as market conditions change? Should we look at this transaction when it closes? It's kind of a hard stop, like, does it lower your breakeven cost low enough that maybe if you had already had Equitrans, in house, you wouldn't have curtailed? Just any thoughts around that.

Toby Rice
It will certainly provide a little bit more flexibility without having the MVCs that certainly will give us some more flexibility. But listen, I think what's important for us to understand when we're curtailing volumes is that we are satisfying the market. And getting through this winter, and making sure people had abundant energy was really important. But taking a step back and looking at the market today, that these volumes weren't needed. And we'll curtail accordingly the balance of the market.

EQT Corporation

Transformative Acquisition of Equitrans Midstream

So, I think one thing that's equally as important is just a disciplined approach towards curtailment is our unwavering commitment to continuing our activity levels that will give us -- continue to enable to have productive capacity to serve the markets in the future, but we will continue to be cognizant of the market that we're in and bring that production to market in the most prudent way responsible.

Bert Donnes
All right. I appreciate the answers. Thank you.

Operator
Your next question comes from the line of John Mackay from Goldman Sachs. Please go ahead.

John Mackay
Hey. Good morning, everyone. Congrats on the deal. I just wanted to maybe swing this one to Tom and team. It’s been three weeks since we got the last update in MVP. Obviously you guys have the language in here on the deal closing being contingent on FERC signing off on final commencement. Can you maybe just give us an update on where it stands and how you're feeling about your most recent timeframe and service you gave us? Thanks.

Diana Charletta
Yes. This is Diana. Good morning. We continue to make daily progress on MVP. It’s on track in accordance with our latest guidance, which Q2.

John Mackay
All right. Very clear. Thanks enough for that. And then maybe just looking more broadly, there’s a large kind of third party, we can call it now, business inside ETRN serving a couple of other producers. Just Toby and team, are you guys looking to continue to grow that side of the business, or is this really going to be more kind of internal EQT facing at this point? Thanks.

Toby Rice
No, John. I mean, this is a consistent theme that we've brought when we took over EQT was to realize the full potential of the assets under our management and realizing the full potential of ETRN’s assets is the next focus for us. And a big part on realizing full potential of midstream infrastructure is to maximize the utilization of that infrastructure.

EQT Corporation

Transformative Acquisition of Equitrans Midstream

And so, while these systems are designed and planned for us at EQT, there’s tremendous opportunity to share these benefits with offset operators. And it’s going to -- these efficiency gains will also help offset operators as well. And listen, our track record on doing this is not new. I mean, we did this at Rice Midstream Partners. If you remember, we had about 2 Bcf a day of Rice-operated volumes, and our midstream team was gathering almost 3 Bcf a day. So this has been a theme that is -- we’re looking forward to continue, and we’re motivated to do it because third-party volumes in effect will help drive down our cost structure.

John Mackay
All right. Makes sense. Thank you very much.

Operator
Your next question comes from the line of Roger Read with Wells Fargo. Please go ahead.

Roger Read
Yes, thank you. Good morning. Congrats on the deal here.

I think the key theme I’m picking up on is obviously you have to be the lowest cost operator able to compete on a global scale. I was just curious how does this help you access global markets? Is there any advantage now that you didn’t have before, whether that comes through the assets or it comes through scale or anything else we might be missing here?

Toby Rice
Yes. I think that there’s really two things. Having a really low cost structure is going to help deliver affordable energy, but then also having a deep inventory of high-quality inventory is going to be the other important dynamic. Having the infrastructure to be able to connect this low-cost, high-quality inventory to the market are going to be two of the key elements you need to be able to create supply deals to access these markets.

So we think this is a big step forward in positioning us to do that, but combining inventory, which EQT has, with infrastructure, which is what Equitrans is bringing to the table, is going to set the table for some interesting opportunities hopefully.

Jeremy Knop
Yes, and I would just say beyond that -- look, yeah. I think beyond that, too…

Roger Read
No. I’m sorry. Go ahead.

Jeremy Knop
I think in terms of inventory depth, which is critical for LNG, and look, as we’ve said before, if a lot of these contracts come online back half of this decade you really need 15 to 20 years of inventory, like really high constant inventory to back those what, in effect, are liabilities. And so, look, we feel great about where we are as a -- as a standalone company to serve those.

EQT Corporation

Transformative Acquisition of Equitrans Midstream

I think when we look around a lot of shale basins, there’s not many companies who have really even close to that level of inventory depth, which is why I think you’ve seen some companies hesitant to sign up at all. But I think what’s unique about this transaction is, it effectively takes inventory that might have been Tier 3 or even Tier 4 across broader Appalachia. And when you integrate that cost structure away and you’re paying that fee from one pocket to the other it moves that quality of inventory up to be core kind of Tier 1, Tier 2 inventory.

And so, it really puts us in an unparalleled position to be able to constantly -- confidently deliver those gas volumes, whether it’s to a utility, whether it’s to an LNG facility in a -- in a totally differentiated way. So, I know it’s -- at a high level you look at this and say, well it’s a midstream deal, how does it help your upstream business. But I think if you peal back the onion a bit, it’s truly transformative in, I think, from an inventory standpoint, what it allows us to do to provide that cheap, reliable, clean natural gas product for decades and decades is really unlocked by getting this transaction done.

Roger Read
Okay, no, I appreciate that. I don’t think it’s been asked, it’s certainly an issue with some of the other M&A we’ve seen. Any thoughts on regulatory approvals that are necessary here, be they state or federal?

Toby Rice
Yes, Roger, I’d refer back to some comments we put out 10 minutes ago. This is going to be an opportunity for us to work with our regulators and show them how the transaction is going to ultimate -- be great for our companies but also great for the region and our country by making energy we produce cheaper, more reliable and cleaner.

Roger Read
All right, I’ll leave it there. Thank you.

Toby Rice
Thanks, bud.

Operator
Your next question comes from the line of Noel Parks from Tuohy Brothers. Please goa ahead.

EQT Corporation

Transformative Acquisition of Equitrans Midstream

Noel Parks
Hi, good morning. I have a couple questions. I guess, thinking more about the interaction, perhaps, with a macro outlook for you, I feel like over last few quarters or so I’ve heard on the EPG side, you talked about some questions about whether they’re, aside from overall volatility, whether there’s sort of a later in decade lull and sustained lull in net gas prices that could sort of upend some of the assumptions that the higher cost producers are operating under. So, is it fair to say that there’s a bit of a sort of defensive aspects to proceeding with this particular level of integration? And maybe just that you’re more concerned about enduring through the cycle rather than seeing just a hockey stick up with LNG demand?

Jeremy Knop
Yes, I think that is a -- it’s a great question. Look, we talked about it on our last on quarterly conference call, which is probably what you’re referencing. And look, I think, in our view, I think consensus seems to think that gas prices are just simply structurally higher forever. I think, again, like we said last quarter, we think on average that might be true. But you’re not going to take the cyclical nature out of the business. Every commodity is cyclical.

And certainly, look, I think we were in a bull cycle for a couple years. It feels like we’re in a very mini bear cycle right now, which we anticipate to end by the end of this year. We see a couple really strong years after that, but look, I think that never lasts forever. You have upcyles, downcycles, and it think what’s unique about this transaction is we know we can’t predict that. And I think with what we saw with winter weather this year and how it can just upend the market so quickly, we want to be in a position where our downside is very limited, if any, and this transactions absolutely positions us in that way.

But look, if your downside is low $2 gas where this business will be generating really robust free cash flow even in that environment unhedged, and then if the flipside happens and gas is $6, $10, wherever it goes to because of this heightened level of volatility from LNG, EQT will probably be the only business out there that is fully exposed to that.

And so, going with this long-term theme we talk about around trying to really sculpt the best risk-adjusted returns to gas, we think this really exactly does that. And so, we’re not caught in a world of having to believe commodity prices are only higher forever and otherwise getting ourselves upside down in price environments like we’re in today.

And, you know, I think what we’re seeing, and you're seeing this play out among some of our peers right now, but you're either forced to defensibly hedge a lot of your volumes, which then when prices recover, because that’s usually what happens after a big downcycle and they recover strongly, then you miss out on most of that upside. You look at us and most of our peers when that happened after COVID, I think EQT, we lost north of $5 billion in hedging, right? I mean, that is a tremendous amount of value we want to be positioned to capture for shareholders next time, not lose in forms of hedge losses.

EQT Corporation

Transformative Acquisition of Equitrans Midstream

Or, conversely, if you're a high-cost producer, you have to just structurally decline your production. You're seeing that happen across Haynesville producers and high-cost assets today based on guidance that was given out over the past month, right?

And so, what we want to be able to provide is a stable, durable stream of cash flows, very predictable, where you can own it in the downcycle and make money with a durable dividend, and you can own it in the upcycle and capture the most amount of that volatility and upside to gas prices.

So really through the cycle is how we’re trying to position this company. How the back half of this decade plays out, frankly, is anybody’s guess. I think we’re seeing a lot of great tailwinds from AI and power generation right now, which could balance things out, but there’s also a world that, yes, when all the Qatari and foreign LNG comes online, it could flood the market and gas prices could be low for a couple years.

And frankly, we just -- we just don't know and we’re not going to try to predict the prices. We’re, instead, going to try to sculpt our business to be the most resilient, most competitive business possible.

Noel Parks
Great. Thanks for the explanation. It’s real helpful. And Jeff, looking ahead a bit, I was wondering with the consolidated deck flow, you’ve talked about pay down through asset sales as well as free cash flow. Do you have a strong opinion or are you more agnostic on sort of the structure of the debt on the balance sheet longer term? I’m thinking in terms of just fixed versus variable rate debt.

Jeremy Knop
Yes. I mean, look, I’d say at a high level, until we complete our deleveraging plan that we outlined, we don't plan to collapse the capital structures of the two businesses, so EQM will be a subsidiary of EQT. And EQM note holders do not have the right to look up to the EQT parent, and EQT won’t have any obligations under those EQM notes.

We anticipate as we generate cash from either free cash flow or from asset sales that we primarily focused on eliminating debt at the front end of our maturity stack. And then I think what you’ll probably see us do is refinance the capital structure and term it out over a much longer-term time period. I think what’s unique about the business now owning these really irreplaceable Midstream assets is it does have real terminable value. I think it’s going to open up a much longer-dated maturity for us in terms of where we look to and I think just set ourselves up for a really stable, resilient capital structure. But I think we see that taking the form of really long-term bonds with a fixed coupon rather than floating rate debt.

EQT Corporation

Transformative Acquisition of Equitrans Midstream

Noel Parks
Great. Thanks a lot.

Toby Rice
Thanks.

Operator
And we have no further questions in our queue at this time. I will now turn the call back over to Toby Rice for closing remarks.

Toby Rice
Thank you all for joining us this morning as we talk about why we are so passionate in our belief that our fully-integrated, world-class asset base is going to create an unparalleled investment opportunity for our shareholders, ultimately providing investors with the best risk-adjusted returns and exposure to natural gas while also enhancing America’s energy security and allowing us to lead on a global stage to lowering global emissions.

So thank you all, and look forward to continuing the conversation with you.

Operator

This concludes today’s conference call. Thank you for your participation, and you may now disconnect.

EQT Corporation

Transformative Acquisition of Equitrans Midstream

Cautionary Statements Regarding FORWARD-LOOKING STATEMENTS

This communication contains “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements may be identified by words such as “anticipates,” “believes,” “cause,” “continue,” “could,” “depend,” “develop,” “estimates,” “expects,” “forecasts,” “goal,” “guidance,” “have,” “impact,” “implement,” “increase,” “intends,” “lead,” “maintain,” “may,” “might,” “plans,” “potential,” “possible,” “projected,” “reduce,” “remain,” “result,” “scheduled,” “seek,” “should,” “will,” “would” and other similar words or expressions. The absence of such words or expressions does not necessarily mean the statements are not forward-looking. Forward-looking statements are not statements of historical fact and reflect the Company’s and Parent’s current views about future events. These forward-looking statements include, but are not limited to, statements regarding the proposed transaction between the Company and Parent, the expected closing of the proposed transaction and the timing thereof and the pro forma combined company and its operations, strategies and plans, integration, debt levels and leverage ratio, capital expenditures, cash flows and anticipated uses thereof, synergies, opportunities and anticipated future performance, expected accretion to earnings and free cash flow and anticipated dividends. Information adjusted for the proposed transaction should not be considered a forecast of future results. Although we believe our forward-looking statements are reasonable, statements made regarding future results are not guarantees of future performance and are subject to numerous assumptions, uncertainties and risks that are difficult to predict. Actual outcomes and results may be materially different from the results stated or implied in such forward-looking statements included in this communication.

EQT Corporation

Transformative Acquisition of Equitrans Midstream

Actual outcomes and results may differ materially from those included in the forward-looking statements in this communication due to a number of factors, including, but not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, the possibility that our shareholders may not adopt the merger agreement, the possibility that the shareholders of Parent may not approve the issuance of Parent common stock in connection with the proposed transaction, the risk that the Company or Parent may be unable to obtain governmental and regulatory approvals required for the proposed transaction, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could cause the parties to abandon the merger the risk that the parties may not be able to satisfy the conditions to the proposed transaction in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the proposed transaction, the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of the Company’s common stock or Parent’s common stock, the risk of any unexpected costs or expenses resulting from the proposed transaction, the risk of any litigation relating to the proposed transaction, the risk that the proposed transaction and its announcement could have an adverse effect on the ability of the Company and Parent to retain and hire key personnel, on the ability of the Company to attract third-party customers and maintain its relationships with derivatives and joint venture counterparties and on the Company’s operating results and businesses generally, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve synergies or other anticipated benefits of the proposed transaction or it may take longer than expected to achieve those synergies or benefits and other important factors that could cause actual results to differ materially from those projected, the volatility in commodity prices for crude oil and natural gas, the ability to construct, complete and place in service the Mountain Valley Pipeline project; the effect of future regulatory or legislative actions on the companies or the industry in which they operate, including the risk of new restrictions with respect to oil and natural gas development activities; the risk that the credit ratings of the combined business may be different from what the companies expect; the ability of management to execute its plans to meet its goals and other risks inherent in the Company’s and Parent’s businesses; public health crises, such as pandemics and epidemics, and any related government policies and actions; the potential disruption or interruption of Company’s or Parent’s operations due to war, accidents, political events, civil unrest, severe weather, cyber threats, terrorist acts, or other natural or human causes beyond the Company’s or Parent’s control; and the combined company’s ability to identify and mitigate the risks and hazards inherent in operating in the global energy industry; and other factors detailed in the Company’s and Parent’s Annual Reports on Form 10-K for the year ended December 31, 2023 and subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. All such factors are difficult to predict and are beyond the Company’s and Parent’s control. Additional risks or uncertainties that are not currently known to the Company or Parent, that Company or Parent currently deem to be immaterial, or that could apply to any company could also cause actual outcomes and results to differ materially from those included in the forward-looking statements in this communication. The Company and Parent undertake no obligation to publicly correct or update the forward-looking statements in this communication, in other documents or on their respective websites to reflect new information, future events or otherwise, except as required by applicable law. All such statements are expressly qualified by this cautionary statement. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

EQT Corporation

Transformative Acquisition of Equitrans Midstream

IMPORTANT INFORMATION FOR INVESTORS AND SHAREHOLDERS; Additional Information AND WHERE TO FIND IT

In connection with the proposed transaction between the Company and Parent, Parent intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “registration statement”) that will include a joint proxy statement of the Company and Parent and that will also constitute a prospectus of Parent (the “joint proxy statement/prospectus”). The Company and Parent also intend to file other documents regarding the proposed transaction with the SEC. This document is not a substitute for the joint proxy statement/prospectus or the registration statement or any other document that the Company or Parent may file with the SEC. BEFORE MAKING ANY VOTING DECISION, INVESTORS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS, AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT MAY BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, PARENT, THE PROPOSED TRANSACTION, THE RISKS THERETO AND RELATED MATTERS. After the registration statement has been declared effective, a definitive joint proxy statement/prospectus will be mailed to the shareholders of the Company and the shareholders of Parent. Investors will be able to obtain free copies of the registration statement and joint proxy statement/prospectus and other relevant documents filed or that will be filed with the SEC by the Company or Parent through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by the Company may be obtained free of charge on the Company’s website at www.ir.equitransmidstream.com. Copies of the documents filed with the SEC by Parent may be obtained free of charge on Parent’s website at www.ir.eqt.com/investor-relations.

Participants in Solicitation

The Company and Parent and their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction contemplated by the joint proxy statement/prospectus. Information regarding the Company’s directors and executive officers and their ownership of the Company’s securities is set forth in the Company’s filings with the SEC, including the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 and its Definitive Proxy Statement on Schedule 14A that was filed with the SEC on March 4, 2024. To the extent such person’s ownership of the Company’s securities has changed since the filing of such proxy statement, such changes have been or will be reflected on Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC. Information regarding Parent’s directors and executive officers and their ownership of Parent’s securities is set forth in Parent’s filings with the SEC, including Parent’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 and its Definitive Proxy Statement on Schedule 14A that was filed with the SEC on March 1, 2024. To the extent such person’s ownership of Parent’s securities has changed since the filing of such proxy statement, such changes have been or will be reflected on Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the joint proxy statement/prospectus and other relevant materials that will be filed with the SEC regarding the proposed transaction when such documents become available. You may obtain free copies of these documents as described in the preceding paragraph.

EQT Corporation

Transformative Acquisition of Equitrans Midstream

No Offer or Solicitation

This communication relates to the proposed transaction between the Company and Parent. This communication is for informational purposes only and shall not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities or a solicitation of any vote or approval, in any jurisdiction, pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.